Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended
	March 31
	2005	2004
	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes	$4,940	2,964
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(808)	(153)
Fixed charges, excluding capitalized interest*	200	188

	$4,332	2,999

Fixed Charges
Interest and debt expense, excluding capitalized interest	$138	145
Capitalized interest	88	115
Interest portion of rental expense	44	37
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	5	—

	$275	297

Ratio of Earnings to Fixed Charges	15.8	10.1

*Includes amortization of capitalized interest totaling approximately $13 million in 2005 and $6 million in 2004.

Earnings available for fixed charges include, if any, our equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which we are contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.